UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52989

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jump Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 West Chicago Ave Suite 600
(No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Colleen Hickey
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colleen Hickey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jump Trading, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Official Seal
Bailey Marie Wallace
Notary Public State of Illinois
My Commission Expires 02/07/2024

Signature

Chief Financial Officer
Title

Bailey Marie Wallace
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JUMP TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2020

JUMP TRADING, LLC

TABLE OF CONTENTS

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Jump Trading, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Jump Trading, LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2021

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T:(312) 298 2000 , F:(312) 298 2001, www.pwc.com/us

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2020

(Expressed in U.S. dollars in thousands unless otherwise stated)

ASSETS		
Cash and cash equivalents	$	110,134
Securities owned, at fair value		280,953
Securities purchased under agreements to resell		131,615
Due from broker-dealers, exchanges, and clearing organizations		255,219
Rebates receivable from exchanges		10,767
Due from related parties		5,821
Memberships in exchanges, at cost (fair value $549)		519
Other assets		4,092
TOTAL ASSETS	$	**799,120**
LIABILITIES		
Due to broker-dealers, exchanges, and clearing organizations	$	5,454
Accounts payable and accrued expenses		24,954
Securities sold, not yet purchased, at fair value		416,781
Securities sold under agreements to repurchase		128,414
Due to related parties		11,274
TOTAL LIABILITIES		**586,877**
MEMBER'S EQUITY		**212,243**
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**799,120**

The accompanying notes are an integral part of this financial statement

(Expressed in U.S. dollars in thousands unless otherwise stated)

NOTE 1 Nature of Operations

Jump Trading, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of various exchanges. The Company clears its trading activity through other broker-dealers, as well as through an affiliate, Jump Trading Futures, LLC ("Jump Futures"). In addition, the Company self clears some of its futures transactions. The Company is also a market maker at certain exchanges. The Company engages in various trading activities primarily in exchange traded futures, exchange traded options, exchange traded funds, equities and fixed income securities. All trading activities are proprietary and done for the benefit or loss of the member and no customer accounts are maintained.

The Company is organized as a limited liability company under the Limited Liability Company Act of the State of Delaware. As a limited liability company, the member's liability is limited to the extent of its direct equity investment.

Jump Financial, LLC ("Jump Financial") is the parent company of Jump Trading Holdings, LLC ("Jump Holdings"). Jump Financial owns 100% of Jump Operations, LLC ("Jump Operations") and Jump Systems, LLC ("Jump Systems"). Jump Holdings owns 100% of the Class A shares of the Company. Jump Holdings also owns Jump Trading International, Ltd. ("Jump International"), Jump Trading Futures, LLC ("Jump Futures"), Jump Trading Global, Ltd. ("Jump Global"), Jump Trading Europe B.V. ("Jump Europe"), Jump Trading Cayman, Ltd. ("Jump Cayman"), Jump Trading Credit, Ltd. ("Jump Credit"), JTP Holdings Pte Ltd. ("JTP Holdings"), and a few other smaller subsidiaries. JTP Holdings is the holding company of Jump Trading Pacific Pte Ltd. ("Jump Pacific"), Jump Trading Financial India Private Limited ("Jump India"), Jump Operations Australia Pty Ltd. ("Jump Australia"), and Yue Shen Investment Advisory Services (Shanghai) Co. Ltd. ("Yue Shen").

NOTE 2 Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates, by their nature, are based on judgment and available information. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

The FASB issued Accounting Standards Update No. 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), which requires a new method for recognizing credit losses that is referred to as the current expected credit loss ("CECL") method. The Company adopted the requirements of ASU No 2016-13 (Topic 326) as of January 1, 2020. The adoption of ASU 2016-13 (Topic 326) did not have a material effect on the Company's financial statements.

(Expressed in U.S. dollars in thousands unless otherwise stated)

Securities and Derivatives Transactions

Proprietary securities and derivatives transactions in regular way trades are recorded on the trade date. Fair values of exchange traded derivatives are recorded in Due from/to broker-dealers, exchanges, and clearing organizations and in Due from/to related parties for the trading activity cleared through an affiliate. Fair values of securities are recorded in Securities owned, at fair value or Securities sold, not yet purchased, at fair value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the Statement of Financial Condition within Due from/to broker-dealers, exchanges, and clearing organizations. The amounts are presented net, by counterparty, when the Company has legal right of offset.

Rebates receivable from exchanges

As of December 31, 2020, the rebates receivable from exchanges balance of $10,767 consisted primarily of liquidity rebates due from exchanges.

Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, money market funds, and deposits with maturities of three months or less at the date of acquisition. Cash balances at each institution are insured by the Federal Deposit Insurance Corporation up to $250. The Company has cash balances in excess of $250 with various financial institutions as of December 31, 2020. Money market funds are valued based upon net asset value (NAV) on each measurement date. As of December 31, 2020, the Company held a money market fund in the amount of $13,000.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

The Company enters into single-day reverse repurchase and repurchase agreements. The Company accounts for these transactions as secured borrowings. The following table shows the Company's open securities purchased under agreements to resell and securities sold under agreements to repurchase as included in the Statement of Financial Condition:

Securities purchased under agreements to resell	$	131,615
Securities sold under agreements to repurchase		128,414

Reverse repurchase and repurchase agreements are carried at their contractual amounts plus accrued interest, which approximates fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments. The underlying securities in these transactions are generally comprised of U.S. government securities. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their contractual obligations

(Expressed in U.S. dollars in thousands unless otherwise stated)

can be directly affected by market fluctuations, which may impair the counterparties' ability to satisfy their obligations. It is the Company's policy to take possession of the securities purchased under agreements to resell unless such securities are held in a counterparty's segregated account as collateral for securities purchased under agreements to resell with the counterparty.

Securities Sold Not Yet Purchased

The Company has sold securities that it does not currently own and therefore may be obligated to purchase such securities at a future date. The Company has recorded these obligations of $416,781 in the financial statements as of December 31, 2020, at fair value. There is risk the Company may settle these obligations at amounts that may differ materially from amounts recorded and the risk is unlimited.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes are carried at fair value. The Company may enter into derivatives for economic hedging purposes. Fair value for exchange traded derivatives, principally futures and options, are based on quoted market prices.

Memberships in Exchanges

The Company's exchange memberships are trading rights which represent the right to conduct business on the exchange. These memberships are accounted for as indefinite lived intangible assets, recorded at cost, which are reviewed annually for impairment or when events indicate there may be an impairment.

Other Assets

As of December 31, 2020, the other assets balance consisted primarily of prepaid expenses.

Accounts Payable and Accrued Expenses

As of December 31, 2020, the accounts payable and accrued expenses balance consisted primarily of exchange fees payable.

Income Tax

As a limited liability company with a single owner, the Company is treated as a disregarded entity for Federal and Illinois income tax purposes. Consequently, no provision or liability for income taxes has been included in the financial statements.

The Company is subject to the accounting standard for uncertainty in income taxes. In accordance with ASC 740, the Company has evaluated tax positions taken or expected to be taken for all open tax years to determine whether the tax provisions are more likely than not to be sustained by the applicable tax authority. Based on this analysis, there were no tax positions not deemed to meet a more likely than not threshold.

Income tax returns filed or to be filed by the Company's sole member for the years ended December 31, 2017, 2018, 2019, and 2020 are also subject to examination by the relevant tax authorities.

Measurement of Credit Losses on Financial Instruments

The Company measures credit losses using the current expected credit loss (CECL) method, when applicable. The Company recognizes an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected. The allowance is based on the credit losses expected to arise over the life of the asset and is adjusted each period for changes in expected lifetime credit losses. The Company elects to use the collateral maintenance practical expedient when eligible. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral.

The Company reviewed its receivable balances, including rebates receivable, receivables from broker-dealers, exchanges, and clearing organizations, receivables from related parties, and securities purchased under agreements to resell. The Company did not record an allowance for credit losses on any of these receivables as of December 31, 2020. The Company does not expect to settle any of the balances for a price less than what is reported.

Receivables from broker-dealers, exchanges, and clearing organizations. The Company's receivables include amounts receivable from unsettled transactions, deposits, margin, and variation margin. Trades cleared through clearing organizations are settled daily. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amounts owed the Company for a short period of time. The Company reviews the credit quality of its counterparties.

Rebates receivable. The Company's rebates receivable consists primarily of rebates receivable from exchanges. These rebates receivables are limited to the amount owed to the Company for a very short period of time.

Securities purchased under agreements to resell. The Company enters into overnight reverse repurchase and repurchase agreements. Reverse repurchase and repurchase agreements are carried at their contractual amounts plus accrued interest. The Company applies the practical expedient based on collateral maintenance provisions for these balances.

Receivables from related parties. Receivables from related parties are typically limited to the amount owed to the Company for a very short period of time as amounts are settled frequently between the Company and its affiliates.

(Expressed in U.S. dollars in thousands unless otherwise stated)

NOTE 3 Derivative Financial Instruments

As of December 31, 2020, the Company had the following open derivative positions:

(Number of contracts in whole numbers)

	Assets		Liabilities	
	Fair Value	**Number of Contracts**	**Fair Value**	**Number of Contracts**
Commodity futures contracts	$ 38	302	$ (175)	249
Equity futures contracts	6,244	2,726	(4,002)	6,231
Foreign currency futures contracts	1	19	(1)	33
Interest rate futures contracts	28	29	(1)	11
Total	**$ 6,311**	**3,076**	**$ (4,179)**	**6,524**

Futures variation margin is included in Due from/to broker-dealers, exchanges, and clearing organizations, or Due from related parties for the trading activity cleared through an affiliate.

The following table represents derivative assets and liabilities on a gross basis as well as amounts that are offset in Due from/to broker-dealers, exchanges, and clearing organizations or Due from related parties on the Statement of Financial Condition:

	Gross Amount	**Gross Amount Offset**	**Net amount included on Statement of Financial Condition**
Assets			
Commodity futures contracts	$ 38	$ 38	$ -
Equity futures contracts	6,244	4,002	2,242
Foreign currency futures contracts	1	1	-
Interest rate futures contracts	28	1	27
Total	**$ 6,311**	**$ 4,042**	**$ 2,269**
Liabilities			
Commodity futures contracts	$ 175	$ 38	$ 137
Equity futures contracts	4,002	4,002	-
Foreign currency futures contracts	1	1	-
Interest rate futures contracts	1	1	-
Total	**$ 4,179**	**$ 4,042**	**$ 137**

NOTE 4 Fair Value of Financial Instruments

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (otherwise known as the exit price). As required by this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observability of those inputs.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by this standard are as follows:

Level 1 – Fair value is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets in which the Company can participate. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. The Company does not hold any Level 2 securities as at December 31, 2020.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments subject to this standard and includes in Level 3 all of those whose fair value is based on significant unobservable inputs. The Company does not hold any Level 3 securities as at December 31, 2020.

The Company's exchange-traded instruments are valued using quoted prices in active markets and are classified within Level 1 in the fair value hierarchy.

(Expressed in U.S. dollars in thousands unless otherwise stated)

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2020.

	Fair Value	Fair Value Measurements using Fair Value Hierarchy		
		Level 1	Level 2	Level 3
Assets				
Financial instruments at fair value:				
Equity securities	$ 168,916	$ 168,916	$ -	$ -
U.S. Treasuries	112,037	112,037	-	-
Cash equivalents	13,000	13,000	-	-
Total financial instruments at fair value	$ 293,953	$ 293,953	$ -	$ -
Futures	$ 6,311	$ 6,311	$ -	$ -
Liabilities				
Securities sold, not yet purchased, at fair value:				
Equity securities	$ 314,124	$ 314,124	$ -	$ -
U.S. Treasuries	102,657	102,657	-	-
Total securities sold, not yet purchased	$ 416,781	$ 416,781	$ -	$ -
Futures	$ 4,179	$ 4,179	$ -	$ -

(Expressed in U.S. dollars in thousands unless otherwise stated)

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were not measured at fair value on a recurring basis as of December 31, 2020. The carrying value of these financial assets and liabilities not measured at fair value approximates fair value due to the short-term nature of the underlying assets.

	Carrying Value	Fair Value	Fair Value Measurements using Fair Value Hierarchy		
			Level 1	Level 2	Level 3
Assets					
Cash	$ 97,134	$ 97,134	$ 97,134	$ -	$ -
Due from broker-dealers, exchanges, and clearing organizations	253,099	253,099	32,964	-	220,135
Due from related parties	5,809	5,809	5,777	-	32
Total Assets	**$ 356,042**	**$ 356,042**	**$ 135,875**	**$ -**	**$ 220,167**
Liabilities					
Due to broker-dealers, exchanges, and clearing organizations	$ 5,454	$ 5,454	$ -	$ -	$ 5,454
Due to related parties	11,274	11,274	-	-	11,274
Total Liabilities	**$ 16,728**	**$ 16,728**	**$ -**	**$ -**	**$ 16,728**

The following tables present, as of December 31, 2020, the gross liability for securities sold under agreements to repurchase disaggregated by classes of collateral pledged and by remaining contractual maturity of the agreements:

	Collateral	Overnight and open	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase	U.S. Treasuries	$ 128,414	$ -	$ -	$ -	$ 128,414

(Expressed in U.S. dollars in thousands unless otherwise stated)

The following table presents the gross and net reverse repurchase agreements and repurchase agreements and the related offsetting amounts associated with collateral pledged and received at December 31, 2020:

	Gross amounts of recognized assets and liabilities	Gross amounts offset in the Statement of Financial Condition	Net amounts presented in the Statement of Financial Condition	Fair value of securities collateral received/pledged	Net amount
Securities purchased under agreements to resell	$ 131,615	$ -	$ 131,615	$ 127,221	$ 4,394
Securities sold under agreements to repurchase	128,414	-	128,414	128,414	-

NOTE 5 Due From/To Broker-Dealers, Exchanges, and Clearing Organizations

The Company clears many of its proprietary transactions through other broker-dealers. The amounts payable to broker-dealers and clearing organizations are collateralized by the securities owned by the Company. Included in Due from/to broker-dealers, exchanges, and clearing organizations are deposits, margin, unsettled transactions, and variation margin. As of December 31, 2020, the fair market value of securities pledged as collateral for securities sold, not yet purchased, was $165,271, which is included in Securities owned, at fair value on the Statement of Financial Condition. As of December 31, 2020, the Company had the following amounts Due from broker-dealers, exchanges, and clearing organizations and Due to broker-dealers, exchanges, and clearing organizations included in the Statement of Financial Condition:

		As of December 31, 2020
Due from broker-dealers, exchanges, and clearing organizations:		
Receivable from clearing brokers	$	220,135
Guarantee cash with exchanges		6,285
Margin cash deposits with exchanges		26,679
Unsettled transactions and variation margin		2,120
Total	**$**	**255,219**
Due to broker-dealers, exchanges, and clearing organizations:		
Payables to clearing brokers	$	5,454
Total	**$**	**5,454**

(Expressed in U.S. dollars in thousands unless otherwise stated)

NOTE 6 Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, consisted of trading and investment securities at fair value, as follows as of December 31, 2020:

		Securities owned, at fair value		Securities sold, not yet purchased, at fair value
Securities:				
Equity securities	$	168,916	$	314,124
U.S. Treasuries		112,037		102,657
Total	**$**	**280,953**	**$**	**416,781**

NOTE 7 Memberships in Exchanges

The Company owns various exchange memberships at the Chicago Board of Trade ("CBOT"), and International Securities Exchange ("ISE").

		As of December 31, 2020
Exchange memberships at cost	$	519
Approximate fair value of exchange memberships		549

These exchange memberships are carried at their cost, less any recognized impairment.

NOTE 8 Related Parties

The following table presents amounts Due to and from related parties as of December 31, 2020:

		Due to related parties		Due from related parties	
Jump Operations	$	2,209	$	-	[Note 1]
Jump Systems		8,780		-	[Note 2]
Jump Futures		122		5,789	[Note 3]
Other affiliates		163		32	[Note 4]
Total	**$**	**11,274**	**$**	**5,821**	

[Note 1] The Company entered into a shared service agreement with Jump Operations, LLC ("Jump Operations") in November 2008, as amended January 1, 2018. The agreement covers trading community compensation expense, non-trading community compensation expense, and other various back office operating expenses, such as occupancy, professional services, and technology services, and shall continue unless cancelled by either party with thirty days' notice. Under the agreement, the Company pays its portion of allocated Jump Operations expenses. Outstanding balances are settled periodically in cash, but no later than ninety days after the end of the applicable calendar year.

(Expressed in U.S. dollars in thousands unless otherwise stated)

In addition, the Company may receive amounts from, or remit amounts to, its affiliates pursuant to the transfer pricing policy of the Company and its affiliates. The transfer pricing policy is intended to ensure that the Company and its affiliates are reporting pre-tax results reflecting their respective contributions to the group.

[Note 2] The Company entered into a shared service agreement with Jump Systems, LLC ("Jump Systems") in January 2012 as amended December 31, 2016. The agreement covers various technology infrastructure expenses and is automatically renewed annually unless cancelled by either party with sixty days' notice. Under the agreement, the Company pays its portion of allocated Jump Systems expenses plus a mark-up. Outstanding balances are settled periodically in cash, but no less than once a quarter.

[Note 3] The Company has a clearing agreement with Jump Futures. Jump Futures provides clearing services for the Company and collects fees for these services. The Company also has cash collateral on deposit with Jump Futures to satisfy its obligations with the exchange in relation to trading activity. Cash is transferred between the entities via margin calls and margin returns on an as needed basis. The balance due from Jump Futures as of December 31, 2020 includes the cash collateral deposit and one day of future variation margin for the trading activity cleared through Jump Futures. This agreement will continue indefinitely until terminated by either party.

[Note 4] The Company has a revolving line of credit in the amount of $50,000 with its ultimate parent Jump Financial, LLC. No amounts were withdrawn or repaid under the line of credit during the year ended December 31, 2020. Additionally, no amounts were outstanding under the line of credit as of December 31, 2020. The facility is renewed each year unless notified in writing by either party. In addition, from time to time in the normal course of business, the Company may settle amounts on behalf of its affiliates. These amounts are settled regularly between the Company and its affiliates.

Certain individuals who provide services to the Company are also members of an entity which has a minority ownership interest in Jump Holdings. This entity receives an allocation of income and loss, as well as distributions, from Jump Holdings. The Company recognizes compensation expense in the Statement of Operations for the amounts due to these individuals. As the amounts due to this entity are settled by Jump Holdings, the Company accounts for these as non-cash capital contributions.

In addition, the Company entered into an agreement with Jump Algorithms, LLC ("Algo") on January 1, 2013, whereby the Company assigns any intellectual property created by the Company to Algo in exchange for a nonexclusive license to Algo's intellectual property. Either party may terminate the agreement, for any or no reason, upon written notice to the other party.

NOTE 9 Credit Risk, Financing Risk, Market Risk and Foreign Currency Risk

The Company is engaged in various trading activities with counterparties primarily include broker-dealers, banks, and other financial institutions. The Company trades on centrally cleared exchanges as well as on other (third party and proprietary) trading platforms. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the

creditworthiness of the counterparty or issuer of the instrument and/or the financial soundness of our clearing broker and the central clearinghouses. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty. Included in such counterparty-related risks as well as market risks are risks associated with potential operational malfunction of the proprietary trading platform of its affiliate group that is utilized by the Company.

The Company finances a significant portion of its securities transactions. Financing risks include the exposure the Company has to margin requirements in place with clearing brokers and counterparties, and the risk that ongoing financing arrangements may not be available in the future at rates that are commercially viable for the Company. Changes in margin requirements, including the related changes in fair value of investments, may result in the Company having to pledge additional margin or to sell securities to meet required margin. These activities may take place when market conditions are not optimal and may result in a realized loss on securities transactions and additional margin requirements with clearing brokers and counterparties. Increased market risk may also require additional margin to be posted. In addition to counterparty-imposed margin requirements, as a regulated broker-dealer, the Company also must comply with SEC-mandated Net Capital rules. Noncompliance with Net Capital rules could have a material negative impact on the Company.

Market risk is the potential for changes in the value of financial instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices. Recent developments in social network-based/crowd-sourced trading have resulted in new risk of severe and unexpected volatility in individual instruments that may have unforeseen consequences for holders of those instruments as well as for other instruments and market participants and therefore could negatively impact the Company. Market risk is directly impacted by volatility and liquidity in the markets. As a quantitative trading firm, the Company's trading volumes may vary significantly on an intraday basis as a result of changing market and economic conditions. Intra-day and end-of-day positions may not be representative of trading volumes conducted by the Company during the trading day.

The Company relies on service providers, including some of which are affiliates of the Company, that are integral to its revenue generating activities. A disruption of services provided such as connectivity may have an impact on the financial results of the Company.

The Company may invest directly in non-U.S. currencies, securities that are denominated in non-U.S. currencies, or in derivatives that provide exposure to non-U.S. currencies, and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar. Currency rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by government entities, central banks or supranational entities, or by the imposition of currency controls or other geopolitical developments.

Since February 2020, the spread of a novel coronavirus known as COVID-19 has resulted in increased market volatility and market disruption in global financial markets and a general downturn in the global economy. Market volatility and also increased volumes have resulted in operational and financial

(Expressed in U.S. dollars in thousands unless otherwise stated)

challenges for certain counterparties, which increases the Company's risk. The pandemic outbreak has resulted in travel and border restrictions, quarantine, and supply chain disruptions which could lead to operational difficulties and impair the Company's ability to manage its business. The duration and full effects of this pandemic are still uncertain and the Company continues to monitor the situation closely.

NOTE 10 Contingencies and Commitments

In the normal course of business, from time to time, the Company may be involved in legal or regulatory proceedings and/or inquiries concerning matters arising in connection with the conduct of its operations. In the Company's opinion, there are no matters that may ultimately result from such legal and regulatory actions which are expected to have a material adverse effect on the financial position, results of operations, or liquidity of the Company. The Company may enter into agreements with indemnifications in the normal course of business. The Company entered into an uncollateralized letter of credit provided to one of its venues with an amount of $4,500. No draws were made on the letter of credit during the year. The expiration date of the letter of credit is July 15, 2021, however, the expiration date shall be automatically extended without notice or amendment for a period of one year on each successive expiration date, unless the beneficiary is notified at least thirty days prior to any expiration date that the letter of credit will not be extended beyond the current expiration date.

NOTE 11 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

As of December 31, 2020, the Company had net capital of $123,933, which was $121,518 in excess of its required net capital of $2,415. The Company's ratio of aggregate indebtedness to net capital was 0.29 to 1.

NOTE 12 Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 and through the date the financial statements are issued. On January 29, 2021, the Company made a capital distribution of $15,000 and on February 26, 2021, the Company made a capital distribution of $12,500. There have been no other material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements.